SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                      AMERICAN HOME MORTGAGE HOLDINGS, INC.
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                                (Name of Issuer)



                          COMMON STOCK, PAR VALUE $0.01
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                         (Title of Class of Securities)



                                    02660M108
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                                 (CUSIP Number)



                                MICHAEL STRAUSS,
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                   C/O AMERICAN HOME MORTGAGE HOLDINGS, INC.,
                              520 BROADHOLLOW ROAD,
                           MELVILLE, NY 11747,
                                 (516) 620-1099
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                 August 30, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO.  02660M108                                    PAGE 2 OF 6    PAGES
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------ ------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       MICHAEL STRAUSS
------ ------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (A) / /     (B) / /
------ ------------------------------------------------------------------------
3      SEC USE ONLY

------ ------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)

       N/A
------ ------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)   / /

------ ------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.

------------------- ------ ----------------------------------------------------
                    7      SOLE VOTING POWER

                           4,849,606
    NUMBER OF       ------ ----------------------------------------------------
      SHARES        8      SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY              - 0 -
                    ------ -----------------------------------------------------
       EACH         9      SOLE DISPOSITIVE POWER
    REPORTING
      PERSON               4,849,606
                    ------ -----------------------------------------------------
       WITH         10     SHARED DISPOSITIVE POWER

                           - 0 -
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,849,606
-------- -----------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         42.5%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)

         IN
-------- -----------------------------------------------------------------------


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CUSIP NO.  02660M108                                    PAGE 3 OF 6    PAGES
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ITEM 1.        SECURITY AND ISSUER.

               This Statement constitutes Amendment No. 1 (this "Amendment No. 1") to the Statement on Schedule 13D filed with the Securities and Exchange Commission on October 14, 1999 (the "Schedule 13D") and relates to shares of common stock, $0.01 par value per share (the "Common Stock"), of American Home Mortgage Holdings, Inc., a Delaware corporation (the "Corporation"). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.

               The Corporation's principal executive offices are located at 520 Broadhollow Road, Melville, NY 11747.



ITEM 2.        IDENTITY AND BACKGROUND.

               (a) This Statement is being filed by Michael Strauss (the "Reporting Person").

               (b) The business address of the Reporting Person is: c/o American Home Mortgage Holdings, Inc., 520 Broadhollow Road, Melville, NY 11747.

               (c) The Reporting Person's present principal occupation is:
Chairman of the Board, Chief Executive Officer, President and Director of the Corporation. The principal business of the Corporation is the provision (through its wholly-owned subsidiaries, American Home Mortgage Corp. and Marina Mortgage Company, Inc.) of retail mortgage banking services and the origination of residential mortgage loans. The address of the Corporation is: 520 Broadhollow Road, Melville, NY 11747.

               (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) The Reporting Person is a citizen of the United States.

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CUSIP NO.  02660M108                                    PAGE 4 OF 6    PAGES
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ITEM 4.        PURPOSE OF TRANSACTION.

               The Reporting Person has acquired his beneficial ownership of the shares of Common Stock for investment purposes.

               On June 29, 2001, the Reporting Person sold 240,000 shares of Common Stock pursuant to an underwritten offering of the Corporation's Common Stock.

               In addition, on August 28, 2001, the Reporting Person entered into a plan (the "Plan") to sell up to 600,000 shares of Common Stock beneficially owned by him. The Plan, which is intended to qualify under Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended, contemplates the sale by the Reporting Person of up to 150,000 shares of Common Stock per fiscal quarter and vests a third party broker-dealer with discretionary authority to determine the price (within certain parameters established by the Reporting Person) and other specific terms of each sale transaction. The Plan becomes effective beginning at the opening of business on August 29, 2001 and remains in effect until September 1, 2002. If all of the shares of Common Stock are sold pursuant to the Plan, and assuming no other purchases or sales by the Reporting Person, he will continue to own at the end of the Plan period approximately 37.3% of the Corporation's outstanding Common Stock. The Reporting Person has entered into the Plan for estate planning purposes.

               Subject to the foregoing, the Reporting Person may decide to acquire or dispose of shares of Common Stock, in open-market or privately negotiated transactions or through registered offerings, depending upon market conditions and other factors that the Reporting Person may deem material to his investment decisions.

               Except as set forth in this Item 4, the Reporting Person does not have any plans or proposals that relate to or would result in any of the matters identified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.



ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

               (a) On August 27, 2001, the Corporation had 11,404,415 shares of Common Stock issued and outstanding. The Reporting Person is the beneficial owner of 4,849,606 shares of Common Stock, or 42.5% of the outstanding Common Stock.

               (b) The Reporting Person has the sole power to vote, or to direct the vote of, 4,849,606 shares of Common Stock and the sole power to dispose of, or to direct the disposition of, 4,849,606 shares of Common Stock.

               (c) On July 3, 2001, the Corporation and the Reporting Person and certain other selling stockholders sold Common Stock in the offering referred to in Item 4 above. The public offering price per share of Common Stock was $10.25.




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CUSIP NO.  02660M108                                    PAGE 5 OF 6    PAGES
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               (d)  Not applicable.

               (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            The Reporting Person is a party to a Lock-up Agreement, dated June 28, 2001 (the "Lock-up Agreement"), with Friedman, Billings, Ramsey & Co., Inc., as representative of the several underwriters party to the underwriting agreement executed by the Corporation in connection with the offering of its Common Stock. The Lock-up Agreement provides that for the 90-day period beginning June 28, 2001, the Reporting Person will not (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any equity securities of the Corporation or any securities convertible into or exercisable or exchangeable for equity securities of the Corporation or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of equity securities of the Corporation, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or other securities, in cash or otherwise. A copy of the Lock-up Agreement is attached hereto as Exhibit A. Friedman, Billings, Ramsey & Co., Inc. has indicated that it intends to waive restrictions under the Lock-up Agreement for sales pursuant to the Plan.



ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

               Exhibit A -   Lock-up Agreement, dated June 28, 2001, between the
                             Reporting Person and Friedman, Billings, Ramsey &
                             Co., Inc., as representative of the several underwriters party to the underwriting agreement executed by the Corporation in connection with the offering of its Common Stock.

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CUSIP NO.  02660M108                                    PAGE 6 OF 6    PAGES
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SIGNATURE.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:         September 4, 2001





                                               MICHAEL STRAUSS



                                               /s/ Michael Strauss
                                               ---------------------------------

                                                                       EXHIBIT A


                                Lock-up Agreement


                                                                   June 28, 2001



Friedman, Billings, Ramsey & Co., Inc.
 as Representative of the several Underwriters
1001 19th Street North
Arlington, Virginia 22209

Ladies and Gentlemen:

    The undersigned understands and agrees as follows:

        1. Friedman, Billings, Ramsey & Co., Inc. ("FBR") (the "Representative") proposes to enter into an Underwriting Agreement (the "Underwriting Agreement") with American Home Mortgage Holdings, Inc., a Delaware corporation (the "Company"), providing for the public offering (the "Public Offering") by the several Underwriters, including the Representative (collectively, the "Underwriters"), of 2,000,000 shares (the "Shares") of the Common Stock, par value $0.01 per share, of the Company (the "Common Stock"), and in connection therewith, the Company has filed a registration statement, File No. 333-60050 (the "Registration Statement") with the Securities and Exchange Commission.

        2. After consultation, the Company and the Representative, acting as representative of the Underwriters for the Public Offering, have agreed that sales by the principal stockholder and President and Chief Executive Officer of the Company within the 90-day period after the date of the Underwriting Agreement could have an adverse effect on the market price for the Common Stock and that the public to whom the Common Stock is being offered should be protected for a reasonable time from the impact of such sales.

        3. It is in the best interest of the Company and its officers, directors and stockholders to have a successful public offering and stable and orderly public market thereafter.

    To induce the Underwriters that may participate in the Public Offering to continue their efforts in connection with the Public Offering, the undersigned hereby agrees that, without the prior written consent of FBR on behalf of the Underwriters, he will not, during the period commencing on the date of the Underwriting Agreement and ending 90 days after the date of the final prospectus relating to the Public Offering, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any equity securities of the Company or any securities convertible into or exercisable or exchangeable for equity securities of the Company or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of equity securities of the Company, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or other securities, in cash or otherwise.

    This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflict of laws.

    Whether or not the Public Offering actually occurs depends on a number of factors, including market conditions. Any Public Offering will only be made pursuant to the Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters.


                               Very truly yours,



                               /s/  Michael Strauss
                               -------------------------------------------------
                               Michael Strauss
                               President and Chief Executive Officer

                               520 Broadhollow Road
                               -------------------------------------------------

                               Melville, N.Y.  11747
                               -------------------------------------------------
                               (Address)


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